MANAGEMENT’S DISCUSSION AND ANALYSIS

The following Management’s Discussion and Analysis (MD&A) is dated July 19, 2005, for the year ended March 31, 2005 and should be read in conjunction with the Company’s audited consolidated financial statements and accompanying notes for the year ended March 31, 2005.

Forward Looking Statements
Certain disclosure in this MD&A contains forward-looking statements that involve risk and uncertainties. Such information, although considered reasonable by the Company at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with operations, loss of market, regulatory matters, commodity price risk, environmental risks, industry competition, uncertainties as to the availability and cost of financing, risks in conduction foreign operations, potential delays or changes in plans with respect to exploration or capital expenditures.

Business
TAG Oil Ltd. is a Canadian exploration company, headquartered in Calgary, Alberta, with operations in the Taranaki and Canterbury Basins of New Zealand. As of the date of this report, TAG holds interests in seven petroleum exploration permits, including two 100% held interests, in the commercially proven Taranaki Basin and three interests in the Canterbury Basin. Taranaki is a lightly explored area with a good discovery rate and the interests in Taranaki cover 48,000 net acres. The Company’s three interests in the Canterbury Basin cover 1.4 million net acres in the non-commercialized, but proven perspective for oil and gas discovery.

Selected Annual Financial Information

	2005	2004	2003
Production revenue	$-	$-	$-
Net income (loss)	(1,214,377)	(938,001)	(995,253)
per share	(0.09)	(0.08)	(0.11)
Working capital	6,010,158	896,208	1,136,084
Total assets	8,506,501	1,583,140	2,166,853
Long term debt	-	-	-
Shareholders equity	$7,960,080	$1,558,887	$2,057,708

Results of Operations
The Company incurred a net loss for the 2005 fiscal year of $1,214,377 compared to $938,001 for the year ended March 31, 2004.

The loss for the year ended March 31, 2005 consisted substantially of general and administrative (“G&A”) costs of $829,233 versus $650,680 for the same period last year. The main componenets of the $178,553 increase in G&A costs were related to an increase in filing, listing and transfer agent costs of $59,611, an increase of $67,849 in professional fees consisting of audit, accounting and legal fees and an increase of $40,187 in travel costs. These costs increased due to an increase in corporate activity relating to the Company’s steps to increase its exploration business.

Specifically filing, listing and transfer agent costs increased as a result of the extraordinay general meeting (“EGM”) the Company held in April of 2004 as well as the cost of implementing the forward stock split approved at the EGM. Listing fees were incurred during the year as well and relate to the Company successfully obtaining a TSX Venture Exchange listing subsequent to year end. Professional fees also increased as a result of the EGM and obtaining the TSX Venture Exhange listing. However increases to legal fees also included the costs of acquiring the Company’s new oil and gas interests. Travel costs increased as a direct result of the increased activity relating to the Company’s oil and gas acquisition and exploration efforts.

In addition to the above, and due to the depreciation of the U.S. dollar and the fact that substantially all of the Company’s cash balances and financings are in U.S. Dollars, the Company experienced a foreign exchange loss of $212,589 this year versus $30,787 for the year ended March 31, 2004. The stock option compensation costs of $185,395 that were recorded during the 2005 fiscal year were down substantially from the $290,030 recorded last year as fewer new options were issued. Also included in the year ended March 31, 2004 is a gain on property and equipment totalling $23,256, resultant from the Company selling its commercial office unit during that period. Interest income was esentially the same for the two periods with $17,352 being recorded for 2005 and $15,737 being recorded for the 2004 fiscal year.

A comparative summary of the Company’s G&A costs for the two-years ending March 31, 2005 is as follows:

	2005	2004
Directors fees	$203,959	$196,872
Filing, listing and transfer agent	82,093	22,482
Exploration and reports	31,556	31,966
Office and Administration	65,278	60,169
Professional fees	88,880	21,031
Rent	39,109	30,032
Shareholder relations and communications	130,232	129,084
Travel	93,486	53,299
Wages and benefits	94,640	105,745
	$829,233	$650,680

Summary of Quarterly Results

2005	2004
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	$	$	$	$	$	$	$	$

Total
Revenue	-	-	-	-	-	-	-	-

General and
administrative	(326,217)	(175,313)	(211,095)	(116,608)	(165,622)	(148,390)	(173,502)	(163,166)

Foreign
Exchange	(59,228)	(56,994)	(21,467)	(74,900)	(15,815)	(649)	642	(14,965)

Stock option
compensation	(185,395)	-	-	-	-	-	-	(290,030)

Other	3,970	962	4,255	3,653	1,985	3,871	21,406	6,234

Net loss	(566,870)	(231,345)	(228,307)	(187,855)	(179,452)	(145,168)	(151,454)	(461,927)

Basic loss per
share	(0.04)	(0.02)	(0.02)	(0.02)	(0.02)	(0.01)	(0.02)	(0.05)

Capital Expenditures
During the 2005 fiscal year, the Company incurred $1,287,879 worth of expenditures on its oil and gas exploration properties. This compares to $124,169 of expenditures during the 2004 fiscal year. The primary reason for the increase in spending for the 2005 fiscal year was the acquisition of a 16 square kilometer 3-D seismic program on its 100% held property PEP 38757 during the last quarter of the 2005 fiscal year, along with drilling three unsuccessful, non-operated, wells during the year being the Honeysuckle-1 well on PEP 38741 (TAG interest 20%) in June 2004, the Miromiro-1 well on PEP 38765 (TAG interest 10%) in December 2004 and the Hursthouse-1 well (TAG interest 12.5%) in December 2004, located within the Area of Mutual Interest covering portions of PEP 38745 and PEP 38732. Please refer to Note 4 of the audited consolidated financial statements for further information.

The Company has the following commitments for Capital Expenditure at March 31, 2005:

Contractual Obligations	Total $	Less than One Year $
Long term Debt	-	-
Operating Leases	-	-
Purchase Obligations	-	-
Other long-term obligations (1)	1,820,500	1,820,500
Total Contractual Obligations (2) (3)	1,820,500	1,820,500

(1)	The Other Long Term Obligations that the Company has are in respect to the Company’s share of expected exploration permit obligations.
(2)
The Company’s total commitments include only those that are required to be incurred to maintain the permit in good standing during the current permit term and prior to the Company committing to the next stage of the permit term where additional expenditures would be required.

(3)
The Company acquired interests in 3 new permits subsequent to the year ended March 31, 2005 and as part of the permit terms the Company is commited to spend an additional $1,000,000 over the next twelve months

The Company’s commitments as shown above totalling $1,820,500 include participating in drilling an exploration well with its JV partners on PEP 38741 (TAG interest 20%) and PEP 38765 (TAG interest 10%). In addition the Company intends to drill an exploration well on its 100% held interest in PEP 38757. Other major expenditures relate to the acquisition of new seismic onshore in PEP 38256 (TAG interst 53.84%) and PEP 38758 (TAG interest 100%) and offshore on PEP 38480 (TAG interest 25%). In addition, as a result of the Company&#s217;s acquisition of 3 new permits subsequent to year end, the Company expects to spend an additional $1,000,000 relating to participating in the drilling of an exploration well on each of PEP 38745 (TAG interest 16.67%) and PEP 38751 (TAG Interest 33.33%) and acquiring seismic onshore on PEP 38260 (TAG interest 30%).

The Company may seek to significantly reduce certain of these commitments through farm-out or extensions. If a farm-out or extension is achieved the expenditures listed above may be reduced. Please refer to Note 7 of the audited consolidated financial statements for more information.

Liquidity and Capital Resources
The Company began the 2005 fiscal year with 7,978,061 commons shares issued and outstanding, and in the first quarter of the year, there were 3,989,025 shares issued pursuant to a shareholder approved, forward stock split on the basis of one and one half post split shares for every one pre-split share.

During the balance of the year ended March 31, 2005 the Company took a number of steps to increase its capital base and prepare for future exploration and development of its oil and gas properties:

•	In May 2004, the Company completed a prviate placement financing by issuing 542,495 post-split units at a price of US$1.67 and for proceeds of US$905,967 (CAD$1,247,218).

•
The Company, primarily in the fourth quarter issued 6,150,000 common shares from treasury pursuant to the exercise of certain share purchase warrants at a price of US$0.23 per share, for proceeds of US$1,414,500 (CAD$1,744,978) and 100,000 common shares from treasury pursuant to the exercise of certain stock options at a price of US$0.267 per share, for proceeds of US$26,700 (CAD$ $32,934).

•
On December 24, 2004 the Company purchased 1,800,000 incentive shares for cancellation and return to treasury at the owners cost, that had been previously issued to the Company’s President for US$5,940 (CAD$7,338).

•
The Company’s final capital raising transaction for the 2005 fiscal year occurred in March of 2005 and consisted of the Company completing a private placement financing consisting of 9,066,500 units at a price of US$0.40 per unit for proceeds of US$3,626,600 (CAD$4,412,383).

As a result of the above transactions, the Company ended the 2005 fiscal year with 26,026,081 shares outstanding, $6,368,935 (March 31, 2004: $876,466) in cash and cash equivalents and $6,010,158 (March 31, 2004: $896,208) in working capital.

Please refer to Note 6 and 12 of the audited consolidated financial statements for further information.

Off-Balance Sheet Arrangements and Proposed Transactions
The Company has no off-balance sheet arrangements or propsed transactions.

Transactions with Related Parties Subsequent to March 31, 2005
Please refer to Note 9 of the audited consolidated financial statements for details of related party transactions during the year ended March 31, 2005 and Note 12 for details of transactions that occurred subsequent to March 31, 2005.

Business Risks and Uncertainties
The Company, like all companies in the international oil and gas sector, is exposed to a variety of risks which include the uncertainty of finding new reserves, funding and developing those reserves and finding markets for them. In addition there are commodity price fluctuations, interest and exchange rate changes and changes in government regulations. The oil and gas industry is intensely competitive and the Company must compete against companies that have larger technical and financial resources. The Company works to mitigate these risks by evaluating opportunities for acceptable funding, considering farm-out opportunities that are available to the Company, operating in politically stable countries, aligning itself with joint venture partners with significant international experience and by employing highly skilled personnel. The Company also maintains a corporate insurance program consistent with industry practice to protect against losses due to accidental destruction of assets, well blowouts and other operating accidents and disruptions. The oil and gas industry is subject to extensive and varying environmental regulations imposed by governments relating to the protection of the environment and the Company is committed to operate safely and in an envoironmentally sensitive manner in all operations.

Additional information relating to the Company is available on www.sedar.com.

CORPORATE INFORMATION

BANKER
DIRECTORS AND OFFICERS	Bank of Montreal
Drew Cadenhead	Vancouver, British Columbia
President, CEO and Director
Calgary, Alberta	LEGAL COUNSEL
Lang Michener
Garth Johnson	Vancouver, British Columbia
Secretary, CFO and Director
Surrey, British Columbia	Chapman Tripp
Wellington, New Zealand
Paul Infuso
Director	AUDITORS
Winnipeg, Manitoba	De Visser Gray
Chartered Accountants
James Smith	Vancouver, British Columbia
Director
Calgary, Alberta	REGISTRAR AND TRANSFER AGENT
Computershare Trust Company of Canada
CORPORATE OFFICE	100 University Avenue, 9th Floor
Suite 400, 534 17th Avenue	Toronto, Ontario
Calgary, Alberta	Canada M5J 2Y1
Canada T2S 0B1	Telephone: 1-888-661-5566
Telephone: 1-403-770-1934	Facsimile: 1-604-661-9480
Facsimile: 1-403-770-1935
ANNUAL GENERAL MEETING
SHAREHOLDER RELATIONS	The Annual General Meeting will be held
Telephone: 1-866-643-8145	on September 9, 2005 at 10:00am at the
Email: ir@tagoil.com	offices of the Lang Michener located at
Suite 1500, 1055 West Georgia Street
REGIONAL EXPLORATION OFFICE	Vancouver, B.C. V6Z 2S3
146 Devon Street East
New Plymouth	SHARE LISTING
New Zealand	TSX Venture Exchange
Trading Symbol: TAO
SUBSIDIARIES
TAG Oil (NZ) Limited	OTC Bulletin Board
TAG Oil (Canterbury) Limited	Trading Symbol: TAGOF

SHARE CAPITAL	WEBSITE
At July 19, 2005, there were	www.tagoil.com
26,026,081 shares issued and outstanding.
Fully diluted: 36,410,076 shares